Via Facsimile and U.S. Mail
Mail Stop 6010

June 28, 2007

Mr. Francis I. Perier, Jr.
Senior Vice President - Finance and Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY   10022-4731

Re: **Forest Laboratories, Inc.**
        Form 10-K for Fiscal Year Ended March 31, 2006
        Filed on June 14, 2006
        File No. 001-05438

Dear Mr. Perier:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief